

October 12, 2011

Via E-mail
Mr. Cery Perle
Chief Executive Officer
Spare Backup, Inc.
72757 Fred Waring Dr.
Palm Desert, CA 92260

>   **Re: Spare Backup, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed October 3, 2011**
>   **File No. 000-30587**

Dear Mr. Perle:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1.   We note your claim that each share of your common stock entitles the holder to one vote and each share of both your series A Preferred Stock and series B Preferred Stock entitles the holder to 400 votes. Assuming this to be true, it appears that the tabular disclosure of the amount and nature of beneficial ownership in your proxy statement only accounts for less than 40% of your outstanding voting stock. We further note your claim that individuals and entities collectively owning approximately 50.74 % of your outstanding voting stock have executed written consent approving the Recapitalization Amendment. In your response letter, please identify all the individuals and entities that constitute the 50.74% of your outstanding voting stock that have executed written consent approving the recapitalization amendment. Please tell us the sequence of events through which these consents were obtained and explain each shareholder's relationship with the company and the circumstances under which they indicated their intention to vote for the proposal. In addition, provide your analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(l). Alternatively, you may consider re-filing your proxy statement on Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie at (202) 551-3876 or, in his absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        James M. Schneider
        Schneider Weinberger LLP